Exhibit 99.1

MATERIAL FACT

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.3.0001633-1

CVM Code No. 13986

São Paulo, April 1st, 2019 — Suzano S.A. (“Company”) (B3: SUZB3 | NYSE: SUZ), in addition to the information disclosed by the Company of the material fact of February 28, 2019, hereby informs its shareholders and the market in general that in the Extraordinary Shareholders Meeting of the Company, held on the date hereof (“ESM”), the merger of Fibria Celulose S.A. (“Fibria”), wholly owned subsidiary of the Company, was approved, with the transfer of all of its equity to the Company and its consequent winding up (“Merger”), provided that the capital stock of the Company will not change due to the Merger. As a result of the Merger, the Company will succeed Fibria in all of its rights and obligations.

The effect of the Merger on the terminals held by Fibria or its affiliates was approved by ANTAQ - Agência Nacional de Transportes Aquaviários. Accordingly, the Company informs that the condition precedent for the Merger, as provided in the Merger Agreement executed on February 27, 2019, was duly complied with, and the Merger was consummated on the date hereof.

Also, in the ESM it was approved, among other amendments to the Company’s Bylaws, the change of the Company’s corporate name from “Suzano Papel e Celulose S.A.” to “Suzano S.A.”, corporate name which shall be used as of today.

São Paulo, April 1st, 2019.

Marcelo Feriozzi Bacci

Executive Finance and Investor Relations Officer